SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Administradora de Fondos de Pensiones Provida S.A.

(Name of Subject Company (Issuer))

MetLife Chile Acquisition Co. S.A.

an indirect wholly-owned subsidiary of

MetLife, Inc.

(Names of Filing Persons (Offerors))

Shares of Common Stock, without par value

(Title of Class of Securities)

020304634

(CUSIP Number of Class of Securities)

American Depositary Shares (ADS) each representing

fifteen (15) shares of common stock, without par value

(Title of Class of Securities)

00709P108

(CUSIP Number of Class of Securities)

Matthew Ricciardi

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

Telephone: (212) 578-2675

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Brian V. Breheny Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	Paola Lozano Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S. $985,132,028.90	U.S. $134,372.01

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was determined by multiplying (i) U.S. $6.1476, the tender offer price per share of common stock of Administradora de Fondos de Pensiones Provida S.A. (each a “Common Share” and together the “Common Shares”) (assuming the variable portion of the purchase price per Common Share would apply for ninety-two (92) days, pursuant to the Transaction Agreement between the Filing Persons and Banco Bilbao Vizcaya Argentaria S.A., dated as of February 1, 2013) by (ii) 160,246,605, the estimated maximum number of Common Shares (including those in the form of ADSs) that may be acquired in the Offer (which consists of 331,316,623 Common Shares issued and outstanding, less (x) 171,023,573 Common Shares held by Inversiones Previsionales S.A. and (y) 46,445 Common Shares held indirectly by MetLife, which will not be tendered into the Offer).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission on August 31, 2012 by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,372.01	Filing Party: MetLife Chile Acquisition Co. S.A.; MetLife, Inc.
Form or Registration No.: Schedule TO–T; Schedule TO–T/A	Date Filed: August 6, 2013; August 29, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-T/A (as amended on August 21, 2013, August 29, 2013 and September 12, 2013, and together with any subsequent amendments or supplements hereto, the “Schedule TO”) filed on August 6, 2013 with the Securities and Exchange Commission, relating to the offer by MetLife Chile Acquisition Co. S.A., a Chilean closed corporation (sociedad anónima cerrada) (“Purchaser”) that is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife”), to purchase (the “U.S. Offer”):

(i) up to 100% of the issued and outstanding Common Shares, without par value, of Administradora de Fondos de Pensiones Provida S.A. (“Provida”), a Chilean corporation (sociedad anónima) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended), and

(ii) up to 100% of the outstanding American Depositary Shares (collectively the “ADSs” and each an “ADS”), each representing fifteen (15) Common Shares of Provida, from all holders, wherever located,

for U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid election by a tendering security holder), and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase, dated as of August 29, 2013, and any amendments or supplements thereto (the “U.S. Offer to Purchase”), and in the related ADS Letter of Transmittal and Common Share Acceptance Letter, copies of which are attached to the Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively.

Simultaneously with the U.S. Offer, Purchaser made an offer in accordance with the mandatory tender offer rules of the Republic of Chile (“Chile”) to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer.

This Amendment is filed on behalf of MetLife and Purchaser. The information set forth in the U.S. Offer to Purchase, including all exhibits thereto, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the U.S. Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The U.S. Offer expired at 11:59 p.m., New York City time, on September 27, 2013. The U.S. Tender Agent informed MetLife and Purchaser that a total of 4,851,876 ADSs (equal to 72,778,140 Common Shares) and no Common Shares, representing approximately 21.97% of the currently outstanding Common Shares, were validly tendered and not withdrawn in the U.S. Offer. This includes the 2,805,099 ADSs tendered by BBVA, representing 42,076,485 Common Shares, and 220,508 ADSs tendered by Notice of Guaranteed Delivery. No holders that tendered ADSs into the U.S. Offer elected to receive payment in Chilean pesos.

Purchaser has accepted for payment all ADSs validly tendered and not withdrawn in the U.S. Offer and will promptly deposit the aggregate purchase price in U.S. dollars with the U.S. Tender Agent.

If you are a registered holder of ADSs and you elected payment in U.S. dollars, you will receive a check from the U.S. Tender Agent, acting as your agent, for an amount equal to the aggregate purchase price of your tendered ADSs that we have accepted for payment. If you hold ADSs through a broker or other securities intermediary and you elected payment in U.S. dollars, the U.S. Tender Agent will credit DTC, for allocation by DTC to your broker or other securities intermediary, with an amount equal to the aggregate purchase price of your tendered ADSs that we have accepted for payment. All payments will be reduced by the amount of any fees, expenses and withholding taxes that may be applicable.

The Chilean Offer expired at 5:30 p.m., Santiago time, on September 27, 2013. The Chilean agents, Larraín Vial S.A. Corredora de Bolsa and Banchile Corredores de Bolsa S.A., informed MetLife and Purchaser that a total of 58,949,845 Common Shares, representing approximately 17.79% of the currently outstanding Common Shares, were validly tendered and not withdrawn in the Chilean Offer. Purchaser has accepted for payment all Common Shares tendered pursuant to the Chilean Offer.

Simultaneously with payment by Purchaser to the U.S. Tender Agent and Chilean agents for the ADSs and Common Shares validly tendered and not withdrawn in the Offers, BBVA will, subject to the terms and conditions of the Transaction Agreement, cause the transfer to Purchaser of 100% of the issued and outstanding shares of capital stock of Inversiones Previsionales, thereby transferring indirectly the 171,023,573 Common Shares of Provida held by Inversiones Previsionales, representing approximately 51.62% of the outstanding Common Shares.

Upon consummation of the Offers and the transfer of Inversiones Previsionales shares, MetLife will indirectly own 299,443,938 Common Shares, in both Common Share and ADS form, representing approximately 90.38% of the outstanding Common Shares. In addition, subject to actual delivery of the ADSs tendered by Notice of Guaranteed Delivery pursuant to the U.S. Offer, Purchaser could increase such ownership to up to 302,751,558 Common Shares (including those in ADS form), representing approximately 91.38% of the outstanding Common Shares.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(9) Press Release, dated as of September 30, 2013.

ITEM 12.	EXHIBITS

Exhibit No.	Description

(a)(1)	U.S. Offer to Purchase, dated as of August 29, 2013.*

(a)(2)	Form of ADS Letter of Transmittal (including Enclosed Form W-9).*

(a)(3)	Form of Common Share Acceptance Letter (including Enclosed Form W-9).*

(a)(4)	Notice of Guaranteed Delivery.*

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Letter to Clients.*

(a)(7)	Form of Summary Advertisement, dated as of August 29, 2013.*

(a)(8)	Press Release, dated as of August 29, 2013.*

(a)(9)	Press Release, dated as of September 30, 2013.

(b)	Not applicable.

(d)(1)	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A.*

(d)(2)	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013.*

(g)	Not applicable.

(h)	Not applicable.

99.1	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative.*

*	Previously filed.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 2013

MetLife, Inc.

By:	/s/ William J. Wheeler
Name: William J. Wheeler Title: President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Randal W. Haase
Name: Randal W. Haase Title: Authorized Representative